UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Rimini Street, Inc.

(Name of Issuer)

Common Stock

(Title of class of Securities)

76674Q 10 7

(Cusip Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

This information required in the remainder of this page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 76674Q 10 7	SCHEDULE 13G

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Radcliff River I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,741,174
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,741,174
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,741,174
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 76674Q 10 7	SCHEDULE 13G

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Radcliff SPV Manager LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,741,174
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,741,174
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,741,174
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 76674Q 10 7	SCHEDULE 13G

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Eli Goldstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 25,000
	6	SHARED VOTING POWER 4,741,174
	7	SOLE DISPOSITIVE POWER 25,000
	8	SHARED DISPOSITIVE POWER 4,741,174
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,766,174
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 76674Q 10 7	SCHEDULE 13G

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Evan Morgan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,000
	6	SHARED VOTING POWER 4,741,174
	7	SOLE DISPOSITIVE POWER 10,000
	8	SHARED DISPOSITIVE POWER 4,741,174
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,751,174
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 76674Q 10 7	SCHEDULE 13G

Item 1(a)	Name of Issuer: Rimini Street, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 3993 Howard Hughes Parkway, Suite 500 Las Vegas, NV 89169

Item 2 (a)	Name of Person Filing: Radcliff River I LLC Radcliff SPV Manager LLC Eli Goldstein Evan Morgan

Item 2(b)

Address of Principal Business Offices:

The address of the principal business office of each of the Reporting Persons is:

c/o The Radcliff Companies

347 Bowery, 2nd Floor

New York, NY 10003

Attention: Eli Goldstein and Evan Morgan

Item 2(c)	Citizenship: Radcliff River I LLC- Delaware Radcliff SPV Manager LLC- Delaware Eli Goldstein- USA Evan Morgan- USA

Item 2(d)	Title of Class of Securities: Common Stock

Item 2(e)	CUSIP Number: 76674Q 10 7

CUSIP No. 76674Q 10 7	SCHEDULE 13G

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) [  ] Broker or dealer registered under Section 15 of the Exchange Act

(b) [  ] Bank as defined in Section 3(a)(6) of the Exchange Act

(c) [  ] Insurance company as defined in Section 3(a)(19) of the Exchange Act

(d) [  ] Investment company registered under Section 8 of the Investment Company Act

(e) [  ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f) [  ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g) [  ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

(h) [  ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act

(i) [  ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

(j) [  ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Not applicable

Item 4

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount beneficially owned:

Radcliff River I LLC – 4,741,174

Radcliff SPV Manager LLC – 4,741,174

Eli Goldstein – 4,766,174

Evan Morgan – 4,751,174

(b)   Percent of class:

Radcliff River I LLC – 6.7%

Radcliff SPV Manager LLC – 6.7%

Eli Goldstein – 6.7%

Evan Morgan – 6.7%

CUSIP No. 76674Q 10 7	SCHEDULE 13G

(c)   Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

Radcliff River I LLC – 0

Radcliff SPV Manager LLC – 0

Eli Goldstein – 25,000

Evan Morgan – 10,000

(ii)  Shared power to vote or to direct the vote

Radcliff River I LLC – 4,741,174

Radcliff SPV Manager LLC – 4,741,174

Eli Goldstein – 4,741,174

Evan Morgan – 4,741,174

(iii)  Sole power to dispose or to direct the disposition of

Radcliff River I LLC – 0

Radcliff SPV Manager LLC – 0

Eli Goldstein – 25,000

Evan Morgan – 10,000

(iv) Shared power to dispose or to direct the disposition of

Radcliff River I LLC – 4,741,174

Radcliff SPV Manager LLC – 4,741,174

Eli Goldstein – 4,741,174

Evan Morgan – 4,741,174

(1) The number of Common Shares beneficially owned by the Reporting Persons includes (i) 810,874 shares of Common Stock of the Issuer held of record by Radcliff River I LLC, (ii) 3,930,300 shares of Common Stock of the Issuer that are issuable upon conversion of 39,303 shares of 13.00% Series A Redeemable Convertible Preferred Stock (“Series A Preferred Stock”) of the Issuer held of record by Radcliff River I LLC and (iii) 25,000 and 10,000 shares of Common Stock of the Issuer held of record by Eli Goldstein and Evan Morgan, respectively.

(2) Radcliff SPV Manager LLC (the “Managing Member”) is the managing member of Radcliff River I LLC, and Eli Goldstein and Evan Morgan beneficially own the membership interests in the Managing Member. The Managing Member and Messrs. Goldstein and Morgan share voting and dispositive power over the Common Shares and shares of Series A Preferred Stock of the Issuer held by Radcliff River I LLC. As a result, the Managing Member and Messrs. Goldstein and Morgan may be deemed to beneficially own the Common Shares beneficially owned by Radcliff River I LLC. The Managing Member and Messrs. Goldstein and Morgan disclaim beneficial ownership of the Common Shares beneficially owned by Radcliff River I LLC, except to the extent of his or its pecuniary interest therein.

(3) The percentages used throughout this Schedule 13G are based upon (a) 67,271,000 shares of Common Stock outstanding as of November 5, 2019, as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 7, 2019, plus (b) 3,930,300 Common Shares that may be acquired within 60 days of the date hereof, issuable upon conversion of 39,303 shares of Series A Preferred Stock held of record by Radcliff River I LLC.

CUSIP No. 76674Q 10 7	SCHEDULE 13G

Item 5	Ownership of Five Percent or Less of a Class. Not applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person. Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable

Item 8	Identification and Classification of Members of the Group. Not applicable

Item 9	Notice of Dissolution of Group. Not applicable

Item 10

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2020	Radcliff River I LLC

	By:	Radcliff SPV Manager LLC, its manager

	By:	/s/ Eli Goldstein
Manager

CUSIP No. 76674Q 10 7	SCHEDULE 13G

Dated: January 30, 2020	Radcliff SPV Manager LLC

	By:	/s/ Eli Goldstein
Manager

Dated: January 30, 2020	/s/ Eli Goldstein
Eli Goldstein

Dated: January 30, 2020	/s/ Evan Morgan
Evan Morgan

CUSIP No. 76674Q 10 7	SCHEDULE 13G

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement